Exhibit 4.4

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

The New Home Company Inc.'s common stock and Series A Junior Participating Preferred Share Repurchase Rights are registered under Section 12 of the Securities Exchange Act of 1934, as amended.

DESCRIPTION OF COMMON STOCK

As used in this exhibit only, the “Company,” “we,” “our” or “us” refer to The New Home Company Inc., excluding our subsidiaries, unless expressly stated or the context otherwise requires.

The following description is intended as a summary of our Amended and Restated Certificate of Incorporation, or our Charter, our Amended and Restated Bylaws, or our Bylaws, and to applicable provisions of the Delaware General Corporation Law, or the DGCL. The following description is only a summary of the material provisions of our capital stock, the Charter, and the Bylaws and does not purport to be complete and is qualified in its entirety by reference to the provisions of the Charter and the Bylaws.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value of $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.

Our common stock is traded on the New York Stock Exchange under the symbol “NWHM.”

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Common Stock

Shares of our common stock have the following rights, preferences and privileges:

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Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the shares of common stock present in person or represented by proxy and entitled to vote.

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Dividends. Subject to the rights of the holders of any preferred stock that may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as our board of directors deems relevant.

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Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors and any holders of preferred stock, our remaining assets, if any, will be distributed ratably among the holders of shares of common stock on a per share basis.

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Rights and Preferences. Other than the Rights discussed below, holders of our common stock have no preference, exchange, sinking fund, redemption, appraisal rights or preemptive rights to subscribe for any of our securities. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

•	Merger. In the event we merge or consolidate with or into another entity, holders of each share of common stock generally will be entitled to receive the same per share consideration.

Preferred Stock

Series A Preferred Stock Purchase Rights

We do not have any shares of preferred stock outstanding, but have designated shares of Series A Junior Participating Preferred Stock in connection with our Tax Benefit Preservation Plan, dated as of May 8, 2020 (the “Tax Plan”). In connection with its adoption of the Tax Plan, the Board declared a dividend of one preferred stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of Common Stock, par value $0.01 (the “Common Stock”) of the Company outstanding at the close of business on May 20, 2020.  As long as the Rights are attached to the Common Stock, the Company will issue one Right (subject to adjustment) with each new share of the Common Stock so that all such shares will have attached Rights.  When exercisable, each Right will entitle the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred”), of the Company at a price of $11.50 per one one-thousandth of a share of Series A Preferred, subject to adjustment (the “Purchase Price”).

Transfer and Exercise of the Rights

The Rights detach from the Common Stock and become exercisable if: (i) at the close of business on the tenth business day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 4.95% or more of the Common Stock (each such person, an “Acquiring Person”) or (ii) at the close of business on the tenth business day (or such later date as may be determined by action of the Board prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of shares of Common Stock equal to or exceeding 4.95% of the outstanding Common Stock (the earlier of (i) and (ii) being called the “Distribution Date”). The Board may postpone the Distribution Date of the rights under certain circumstances.

The Tax Plan provides that any person who beneficially owned shares of Common Stock equal to or exceeding 4.95% of the outstanding Common Stock immediately prior to the first public announcement of the adoption of the Tax Plan, together with any affiliates and associates of that person (each, an “Existing Holder”), shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan unless the Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Stock in Common Stock, pursuant to a split or subdivision of the outstanding Common Stock).  However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock, the Existing Holder does not beneficially own shares of Common Stock equal to or exceeding 4.95% of the Common Stock outstanding, the Existing Holder shall not be deemed to be an “Acquiring Person” for purposes of the Tax Plan.

The Rights will be transferred only with the Common Stock until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights).  After the Distribution Date, separate rights certificates will be issued evidencing the Rights and become separately transferable apart from the Common Stock.

Unless redeemed or exchanged earlier by the Company or terminated, the rights will expire upon the earliest to occur of (i) the close of business on May 7, 2021, (ii) the close of business on the effective date of the repeal of Section 382 of the Code if the Board determines that the Tax Plan is no longer necessary or desirable for the preservation of the Tax Benefits or (iii) the time at which the Board determines that the Tax Benefits are fully utilized or no longer available under Section 382 of the Code or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the Tax Benefits, or materially impair the amount of the Tax Benefits that could be used by the Company in any particular time period, for applicable tax purposes.

Rights and Preferences of Preferred Stock

Each share of Series A Preferred purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share or, if greater, an aggregate dividend of 1,000 times the dividend, if any, declared per share of Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Series A Preferred will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends), provided that such holders of the Series A Preferred will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock.  Each share of Series A Preferred will have 1,000 votes and will vote together with the Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which shares of the Common Stock are exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per share of Common Stock.  The Series A Preferred will not be redeemable.  These rights are protected by customary antidilution provisions.  Because of the nature of the Series A Preferred’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

The Purchase Price payable, and the number of one one-thousandths of a share of Series A Preferred or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred, (ii) upon the grant to holders of the Series A Preferred of certain rights or warrants to subscribe for or purchase Series A Preferred or convertible securities at less than the then current market price of the Series A Preferred or (iii) upon the distribution to holders of the Series A Preferred of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Series A Preferred (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Merger, Exchange or Redemption of the Rights

In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and shares of the Common Stock were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be null and void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of the Right.  In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become null and void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).

The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) by the Board of Directors at any time prior to the time that an Acquiring Person has become such.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Additional Shares

Our Charter provides that our board of directors has the authority, without action by the stockholders, to designate and issue up to 50,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences and privileges of each class or series, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series. The rights fixed as to any class or series of preferred stock may be greater than the rights of the holders of the common stock. Any issuance of shares of preferred stock could adversely affect the voting power and liquidation rights of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control that might otherwise be favorable to our common stockholders.

Anti-Takeover Effects of Our Charter, Our Bylaws, and the Tax Plan

Some provisions of Delaware law, our Charter and our Bylaws contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control or other takeover of our company that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock, and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.

Our Charter divides our board of directors into three classes. Our stockholders elect directors for three-year terms upon the expiration of their current terms. Our stockholders will elect only one class of directors each year. The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of our stockholders will generally be required to effect a change in a majority of our board of directors.

Our Charter and Bylaws

Our Charter and Bylaws include provisions that:

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authorize our board of directors, without further action by the stockholders, to issue up to 50,000,000 shares of preferred stock in one or more classes or series, and to fix the number of shares constituting each class or series and establish the rights and other terms of that class or series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

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specify that special meetings of our stockholders can be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors then in office, the chairman of our board of directors or our chief executive officer;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders’ meeting;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	allow our directors to establish the size of our board of directors by action of our board, subject to a minimum of three members;

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provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by a majority of directors then in office, even though less than a quorum; and

•	prohibit us from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied as described below under “--Business Combinations.”

Business Combinations

We have opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, our Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, our Charter provides that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

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prior to the time that person became an interested stockholder, our board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

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upon consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to the time the person became an interested stockholder, the business combination is approved by our board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us in transactions that may otherwise be favorable to our stockholders.

Tax Plan

The Tax Plan could have certain anti-takeover effects because the rights provided to holders of our common stock under the Rights Agreement will cause substantial dilution to an Acquiring Person. While the Tax Plan is intended to preserve our current ability to utilize net operating loss carryforwards, it effectively deters current and future purchasers from accumulating more than 4.95% of our common stock, which could delay or discourage attempts that our stockholders may consider favorable.